UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5 )*

HMG Courtland Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404232100

(CUSIP Number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)
________________
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404232100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Comprehensive Financial Planning, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 149,994
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 149,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 404232100	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
HMG Courtland Properties, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
1870 S. Bayshore Drive
Coconut Grove, Florida  33133

Item 2(a).	Name of Person Filing:
Comprehensive Financial Planning, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
3950 Fairlane Drive, Dacula, GA  30019

Item 2(c).	Citizenship:
Georgia

Item 2(d).	Title of Class of Securities:
Common Stock

CUSIP No. 404232100	13G	Page 4 of 6 Pages

Item 2(e).	CUSIP Number:
404232100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act,

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act,

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940, [with respect to the Trust]

(e)	[x]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to the Adviser]

(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [ ]

Item 4.	Ownership.

(a)	Amount beneficially owned: 149,994
(b)	Percent of class: 14.8%

CUSIP No. 404232100	13G	Page 5 of 6 Pages

(c)
(i)	Sole power to vote or direct the vote: 149,994
(ii)	Shared power to vote or direct the vote: none
(iii)	Sole power to dispose or direct the disposition: none
(iv)	Shared power to dispose or direct the disposition: 149,994

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
All of the securities covered by this report are owned legally by Comprehensive Financial Planning, Inc.’s investment advisory clients and none are owned directly or indirectly by Comprehensive Financial Planning, Inc.  In all cases, persons other than Comprehensive Financial Planning, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.  No individual investment advisory client owns, either directly or indirectly, more than five percent of the securities covered by this report.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Comprehensive Financial Planning, Inc. is the beneficial owner of any of the securities covered by this report.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

CUSIP No. 404232100	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 12, 2012

By: Raymond L. Howe

/s/ Raymond L. Howe
Name: Raymond L. Howe
Title: President